Exhibit 99.1

Catalyst Paper board chairman steps in as interim CEO

RICHMOND, BC, June 19, 2013 /CNW/ - Catalyst Paper (TSX: CYT) today announced the appointment of Leslie Lederer, a director and chairman of the company as the interim president and chief executive officer. The appointment takes effect on Kevin J. Clarke's departure as Catalyst CEO and board member at the end of June.

Mr. Lederer is a former industry executive with Smurfit-Stone Container Corporation with extensive experience in the industry, and a member of the Illinois Bar.

Mr. Clarke's resignation was announced in April and the Board initiated an executive search for his successor at that time. Mr. Clarke is leaving the company and the board to return to his home in the state of New York where his family resides.

Mr. Lederer's appointment will enable the Board to complete the executive search in due course and will facilitate a seamless transition once a new chief executive officer is selected.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With three mills, located in British Columbia, Catalyst has a combined annual production capacity of 1.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights Inc. as one of the 50 Best Corporate Citizens in Canada.

SOURCE: Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Lyn Brown
Vice President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 17:10e 19-JUN-13